SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2005

                        Commission File Number 000-50778


                                  Hemosol Corp.
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                 (Translation of registrant's name into English)


         2585 Meadowpine Boulevard, Mississauga, Ontario, Canada L5N 8H9
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                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  X    Form 40-F
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes       No  X
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If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-                     .
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The following is included in this Report on Form 6-K:

        1. Press Release, dated as of July 14, 2005

                                                                      HEMOSOL
Media Release


    Hemosol Announces Initial Sales of Hepalean(R) products to Organon Canada

                   - First delivery of products from Hemosol's
                    state-of-the-art manufacturing facility -

TORONTO, ON, July 14, 2005 - Hemosol Corp. (NASDAQ: HMSL, TSX: HML) today announced that the Company has delivered the first shipment of Hepalean(R) products under its contract with Organon Canada. The initial order was fulfilled after Hemosol received a license from Health Canada following the regulatory agency's recent inspection of the Company's Meadowpine manufacturing facility.

"This is a significant milestone as we continue to enhance our capabilities and expertise in the development and commercialization of blood-related therapeutic proteins," said Dirk Alkema, Vice President of Operations, Hemosol Corp. "The Organon business, along with other contracted revenue and anticipated future relationships will help us realize our fiscal strategy of generating near term revenue to offset net operating expenses."

In September 2004 Hemosol signed a multi-year agreement with Organon Canada, the pharmaceutical division of Akzo Nobel. This agreement, with an initial term of three years, makes Hemosol the exclusive Canadian manufacturer and supplier of "Hepalean(R)" products to Organon.

As part of this agreement, Hemosol installed and validated aseptic vial filling equipment. This investment provides the Company with the capability to fill and package the Hepalean(R) products for delivery. While currently dedicated to the filling of Hepalean(R) products, Hemosol also expects to use this filling line in the future, to package therapeutic plasma protein products for clinical evaluations, slated to begin in 2006. Additionally Hemosol has sterile bag filling capability that can be used as a part of its fiscal strategy to generate near-term revenues to offset its net operating expenses.

About Hemosol

Hemosol is an integrated biopharmaceutical developer and manufacturer of biologics, particularly blood-related protein based therapeutics. The Company is deploying a novel technology, Plasma Protein Chromatography (PPC), which has the potential to change the business dynamics of the therapeutic plasma proteins sector. Hemosol also continues to develop its rich and diverse therapeutic pipeline that includes three technology platforms - Oxygen Therapeutics for the treatment of high volume blood loss; Drug Delivery for the treatment of Hepatitis C and liver cancer; and Cell Therapeutics for the treatment of chronic myelogenous leukemia and chemotherapy-induced anemia.

For more information visit Hemosol's website at www.hemosol.com.

The Common Shares are listed on the NASDAQ Stock Market under the trading symbol "HMSL" and on the TSX under the trading symbol "HML".

Contact:   Jason Hogan
           Investor & Media Relations
           416 361 1331
           800 789 3419
           416 815 0080 fax
           ir@hemosol.com
           www.hemosol.com



Certain statements concerning Hemosol's future prospects are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities legislation. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to successfully implement the Cascade technology and commercialize products derived from that technology; Hemosol's ability to obtain additional financing which is critical to the implementation of the Cascade technology and to Hemosol's continued viability as a going concern; Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; Hemosol's ability to enter into satisfactory arrangements for the supply of materials used in its manufacturing operations and the sale of resulting products to customers; technical, manufacturing or distribution issues; the competitive environment for Hemosol's products and services; the degree of market penetration of Hemosol's products; Hemosol's ability to attract and retain clients for its bio-manufacturing services; the risk that Hemosol may not become profitable; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                HEMOSOL CORP.

                                By: /s/ Lee Hartwell
                                    -------------------------------------------
                                    Name: Lee Hartwell
                                    Title: President, Chief Executive Officer
                                           and Chief Financial Officer

Date: July 14, 2005